Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

Thomas J. Iacopelli
Chief Financial Officer
NYMAGIC, INC.
919 Third Avenue
New York, NY 10022

Re: NYMAGIC, INC.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File Number: 001-11238

Dear Mr. Iacopelli:

We have reviewed your June 23, 2009 response to our June 11, 2009 letter and have the following comment. With respect to this comment, we believe that you should amend your filing.

1.   We acknowledge your response to prior comment five. Please note that the Rule 1-02(w)(2) asset test is not relevant to equity method investee financial statements. We continue to believe that Rule 3-09(b) of Regulation S-X requires you to amend your filing to provide the unaudited financial statements of Altrion Capital, L.P. for the year ended December 31, 2008. Note that the significance of the investee to the current year affects only whether the financial statements for the current year are required to be audited.

* * * *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2008 within 10 business days or tell us when you will amend/respond. When you amend, please include updated certifications of your chief executive and chief financial officers pursuant to Item 601(B)(31) and (32) of Regulation S-K. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant